Exhibit 99.1

YATRA ONLINE, INC. ANNOUNCES RESULTS FOR

THE THREE MONTHS ENDED DECEMBER 31, 2017

Gurgaon, India and New York, Jan 30, 2018 — Yatra Online, Inc. (NASDAQ: YTRA, OTCQX: YTROF), India’s leading online travel company, today announced its unaudited financial and operating results for three months ended December 31, 2017.

We delivered yet another solid quarter of results with revenue less service cost growth at 45.6% year-over-year.  Our multi-channel approach and the resultant symbiotic relationship between our corporate and consumer direct businesses continues to deliver well for us. We have taken great strides on our technology platform for both our retail and corporate customers.  This is an exciting time for Yatra, as we believe the combination of strong economic growth and consumer demand at the macro level and our own unique approach at the company level will help us maintain a strong growth rate over the longer term.  Dhruv Shringi, Co-founder and CEO.

Yatra Online, Inc.’s financial and operating results for the three months ended December 31, 2017, include the financial and operating results of Air Travel Bureau Limited (‘ATB’) for three months ended December 31, 2017.

Financial and operating highlights for the three months ended December 31, 2017:

•                  Revenue increased by 40.8% year-over-year (YOY) to INR 3,360.4 million.

•                  Revenue Less Service Cost(2) increased to INR 1,957.8 million, representing an increase of 45.6% YOY.

•                  Revenue Less Service Cost(2) from Hotels and Packages increased to INR 437.3 million, an increase of 46.8% YOY.

•                  Standalone Hotel Room Nights Booked during the quarter was 0.5 million, represented an increase of 37.8% YOY.

•                  Revenue Less Service Cost(2) from Air Ticketing increased to INR 1,370.4 million, an increase of 46% YOY.

•                  Gross Air Passengers Booked were 2.3 million representing YOY growth of 31.0%.

•                  Total Gross Bookings (Air Ticketing and Hotels and Packages) (4) reached INR 23.9 billion representing YOY growth of 44.8%.

•                  Profit for the period of INR 232.3 million and Adjusted EBITDA(3)  Loss of INR 388.3 million.

	Three months ended December 31,
	2017	2017	2016	YOY Change
	Unaudited
(in thousands except percentages)	INR	USD	INR	%
Financial Summary as per IFRS
Revenue	3,360,443	52,646	2,387,226	40.8%
Results from operations	(631,750)	(9,898)	(282,231)	123.8%
Exceptional Items (1)	—	—	(4,251,447)	100.0%
Profit/(loss) for the period	232,311	3,639	(4,613,916)
Financial Summary as per non-IFRS measures
Revenue Less Service Costs (2)	1,957,758	30,671	1,344,722	45.6%
Air Ticketing	1,370,397	21,469	938,719	46.0%
Hotels and Packages	437,340	6,852	297,834	46.8%
Other	150,021	2,350	108,169	38.7%
Adjusted EBITDA (3)	(388,255)	(6,083)	(187,140)	107.5%
Operating Metrics
Gross Bookings (4)	23,936,731	375,007	16,532,430	44.8%
Air Ticketing	20,448,781	320,363	13,837,882	47.8%
Hotels and Packages	3,487,950	54,644	2,694,548	29.4%
Net Revenue Margin% (5)
Air Ticketing	6.7%		6.8%
Hotels and Packages	12.5%		11.1%
Quantitative details (6)
Air Passengers Booked	2,308		1,761	31.0%
Stand-alone Hotel Room Nights Booked	504		365	37.8%
Packages Passengers Travelled	46		36	26.2%

Note:

(1)   The exceptional items relate to listing related expenses, transaction costs and contingent dividend expense.

(2)         Revenue Less Service Cost represents Revenue after deducting service costs. See “Certain Non-IFRS Measures.”

(3)         See section “Certain Non-IFRS Measures.”

(4)         Gross Bookings represent the total amount paid by our customers for travel services and products booked through us, including taxes, fees and other charges, and are net of cancellation fees and refunds.

(5)         Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Booking.

(6)         Quantitative details are considered on a gross basis.

Convenience Translation

The unaudited interim condensed consolidated financial statements are stated in INR. However, solely for the convenience of the readers, the unaudited  interim condensed consolidated statement of profit or loss and other comprehensive income/(loss) for the three months and nine months ended December 31, 2017, the unaudited interim condensed consolidated statement of financial position as at December 31, 2017 and  the unaudited interim condensed consolidated statement of cash flows for nine months ended December 31, 2017, were converted into U.S. dollars at the exchange rate of 63.83 INR per USD. This arithmetic conversion should not be construed as representation that the amounts expressed in INR may be converted into USD at that or any other exchange rate as well as that such numbers are in compliance as per the requirements of the International Financial Reporting Standards (“IFRS”).

Reclassifications

Certain reclassifications have been made in the unaudited interim condensed consolidated statements of profit or loss and other comprehensive income/(loss), unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows of prior periods to conform to the classifications used in the current period. The impact of such reclassifications on unaudited interim condensed consolidated statements of profit or loss and other comprehensive income(loss), unaudited interim condensed consolidated statement of financial position and unaudited interim condensed consolidated statement of cash flows is not material.

Yatra Online, Inc.’s financial and operating results for the three months and nine months ended December 31, 2017 include the financial and operating results of ATB, for three months and five months, respectively, in which we acquired a majority stake on August 4, 2017. Accordingly, the reported results for three months and nine months ended December 31, 2017 which are inclusive of the impact of consolidation of the ATB, may not be comparable with the reported results of the three months and nine month ended December 31, 2016, which periods did not have the impact of consolidation of ATB.

Results of Three months ended December 31, 2017 Compared to Three months ended December 31, 2016

Revenue. We generated revenue of INR 3,360.4 million in the three months ended December 31, 2017, an increase of 40.8% over revenue of INR 2,387.2 million for the three months ended December 31, 2016.

Service Cost. Our service cost increased to INR 1,402.7 million in the three months ended December 31, 2017 from INR 1,042.5 million in the three months ended December 31, 2016 due to increase in our sale of packages.

Revenue Less Service Cost(1). Our Revenue Less Service Cost increased by 45.6% to INR 1,957.8 million in the three months ended December 31, 2017 from INR 1,344.7 million in the three months ended December 31, 2016. This growth resulted mainly from an increase of 46% in our Air Ticketing revenue along with an increase of 46.8% in our Revenue Less Service Cost from Hotels and Packages including the impact of consolidation of ATB.

Air Ticketing. Revenue from our Air Ticketing business increased by 46% to INR 1,370.4 million in the three months ended December 31, 2017 from INR 938.7 million in the three months ended December 31, 2016. This growth was driven by an increase in gross bookings by 47.8% to INR 20.4 billion in the three months ended December 31, 2017 including the impact of consolidation of ATB, as compared to INR 13.8 billion in the three months ended December 31, 2016. The growth in our Air ticketing Transactions and Gross Bookings in the three months ended December 31, 2017 reflect the strong underlying growth in the overall Air market in India of 17.8% and the continued shift from offline to online. In addition we also saw air passenger yield increase as our business mix moved more towards international flights which have a higher transaction value but lower online penetration. Our Net Revenue Margin in the current period decreased marginally to 6.7% including the impact of consolidation of ATB from 6.8% in the corresponding period last year.

Hotels and Packages. Revenue from our Hotels and Packages business increased by 37.3% to INR 1,840 million in the three months ended December 31, 2017 from INR 1,340.3 million in the three months ended December 31, 2016. Our Revenue Less Service Cost for this segment increased by 46.8% to INR 437.3 million in the three months ended December 31, 2017 from INR 297.8 million in the three months ended December 31, 2016. This growth was due to an increase in our Gross Bookings by 29.4% to INR 3.5 billion including the impact of consolidation of ATB along with an increase in Net Revenue Margin to 12.5% in the three months ended December 31, 2017 as compared to 11.1% during the three months ended December 31, 2016. The increase in Net Revenue Margin is due to higher margins as negotiated from the suppliers primarily from our standalone hotels business.

Other Revenue. Our other revenue grew by 38.7% to INR 150 million in the three months ended December 31, 2017 from INR 108.2 million in the three months ended December 31, 2016. This increase was primarily on account of increase in advertisement and alliances income, improvement in attach rates for insurance booked along with air tickets thereby resulting in higher insurance facilitation fees, increase in bus and train bookings and impact of consolidation of ATB.

Other Income. Our other income increased to INR 41.7 million in the three months ended December 31, 2017 from INR 5 million in the three months ended December 31, 2016.

Personnel Expenses. Our personnel expenses increased by 70.1% to INR 720.4 million in the three months ended December 31, 2017 from INR 423.4 million in the three months ended December 31, 2016. This increase was primarily on account of consolidation of ATB and an increase in employee share-based payment expense to INR 132.4 million in the three months ended December 31, 2017 from INR 29.8 million in the three months ended December 31, 2016. Excluding the employee share-based payment expense, our personnel expense growth would have been 49.4% for the three months ended December 31, 2017. This increase was on account of consolidation of ATB, annual salary increments and increase in employee headcount primarily in technology and product development functions.

Marketing and Sales Promotion Expenses. Marketing and sales promotion expenses increased by 65.9% to INR 1,029.9 million in the three months ended December 31, 2017 from INR 620.7 million in the three months ended December 31, 2016 primarily on account of increases due to brand marketing campaigns, consumer promotions and loyalty incentive programs and the impact of consolidation of ATB. Marketing and Sales Promotion Expenses as a percentage of Revenue Less Service Cost increased to 52.6% in the three months ended December 31, 2017 from 46.2% during the three months ended December 31, 2016.

Other Operating Expenses. Other operating expenses increased by 47.3% to INR 769.8 million in the three months ended December 31, 2017, from INR 522.6 million in the three months ended December 31, 2016. The change is primarily on account of consolidation of ATB, increase in payment gateway expenses, commission expenses due to increase in business volume and increase in our legal and professional fees.

Depreciation and Amortization. Our depreciation and amortization expenses increased by 70.1% to INR 111.1 million in the three months ended December 31, 2017 from INR 65.3 million in the three months ended December 31, 2016 primarily as a result of an increase in amortization expense and  the impact of consolidation of ATB.

Results from Operations. As a result of the foregoing factors, our result from operating activities was a loss of INR 631.7 million in the three months ended December 31, 2017. Our loss for the three months ended December 31, 2016 was INR 282.2 million. Excluding the employee share-based compensation costs, Adjusted Results from Operations (1) would have been INR 499.4 million for three months ended December 31, 2017 as compared to INR 252.5 million for three months ended December 31, 2016.

Share of Loss of Joint Venture. This loss pertains to a joint venture investment that operates in adventure travel activities. Our loss from this joint venture increased to INR 3.9 million in the three months ended December 31, 2017 from INR 2.8 million in the three months ended December 31, 2016.

Finance Income. Our finance income decreased to INR 17.4 million in the three months ended December 31, 2017 from INR 23 million in the three months ended December 31, 2016. The decrease was primarily due to decrease in the interest income from our bank deposits.

Finance Costs. Our finance costs increased to INR 70.2 million in the three months ended December 31, 2017 as compared to INR 26.5 million in the three months ended December 31, 2016. The increase was mainly on account of increase in interest on borrowings due to a new debt facility availed in the sequentially prior quarter and the impact of consolidation of ATB partially offset by decrease in unwinding of discount on other financial liability related to business expenses.

Change in fair value of warrants. The gain was on account of change in the fair market value of warrants by INR 938.4 million.

Exceptional Items. Exceptional items amounting to INR 4,251.4 million for the three months ended December 31, 2016  relate to the expenses accrued on account of Business Combination with Terrapin 3, NASDAQ listing related legal and professional expenses and contingent dividend expense. This was a one-time cost for the three months ended December 31, 2016.

Income Tax Expense. Our income tax expense during the three months ended December 31, 2017 was INR 17.6 million compared to an expense of INR 8.9 million during the three months ended December 31, 2016. This was primarily on account of higher taxable income in some of our subsidiaries and the impact of consolidation of ATB.

Profit (loss) for the Period. As a result of the foregoing factors, our profit in the three months ended December 31, 2017 was INR 232.3 million as compared to a loss of INR 4,613.9 million in the three months ended December 31, 2016. Excluding the employee share based compensation costs, net change in fair value of warrants and the exceptional items, the Adjusted Loss(1) would have been INR 573.7 million for three months ended  December 31, 2017 and INR 267.7 million for three months ended December 31, 2016.

Basic Earnings (Loss) per Share. Basic earnings per share was INR 7.09 in the three months ended December 31, 2017 as compared to basic loss per share of INR 198.23 in the three months ended December 31, 2016. After excluding the employee share-based compensation costs, net change in fair value of warrants and the exceptional items, Adjusted Basic Loss per Share(1) would have been INR 16.37 in the three months ended December 31, 2017 as compared to INR 11.22 in the three months ended December 31, 2016.

Diluted Earnings (Loss) per Share. Diluted earnings per share was INR 6.38 in the three months ended December 31, 2017 as compared to diluted loss per share of INR 198.23 in the three months ended December 31, 2016. After excluding the employee share-based compensation costs, net change in fair value of warrants and the exceptional items, Adjusted Diluted Loss per Share(1) would have been INR 15.74 in the three months ended December 31, 2017 as compared to INR 11.21 in the three months ended December 31, 2016.

Liquidity. As of December 31, 2017, the balance of cash and cash equivalents and term deposits on our balance sheet was INR 3,855.2 million as compared to INR 4,561.1 million as on March 31, 2017.

In September 2017, Yatra Online, Inc. took a term loan of $7.8 million, or approximately INR 509.3 million, from Innoven Capital Singapore PTE. LTD., consisting of $5 million “Facility A” and $2.8 million “Facility B”, carrying an interest of  9% per annum. The loan is repayable in relation to Facility A over the period upto January 1, 2020 and in relation to Facility B over the period upto August 1, 2019. The amount outstanding against this loan as of December 31, 2017 was $7.2 million, or approximately INR 462.3 million. The loan is secured by charge on all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company.

Yatra Online Private Limited (“Yatra India”), an indirect subsidiary of the Company, took a term loan from Innoven Capital India Private Limited of an aggregate amount of INR 495 million, consisting of INR 320 million “First Tranche” and INR 175 million “Second Tranche” in September 2017, carrying an interest of 14.75% per annum. The loan is repayable in relation to First Tranche over the period upto January 1, 2020 and in relation to Second Tranche over the period up to August 1, 2019. The amount outstanding against this loan as of December 31, 2017 was INR 459.9 million. The loan is secured by hypothecation of all existing and future, current and non-current assets, including any intellectual property and intellectual property rights of the company and by the pledge of shares held by Yatra India in ATB.

(1)           See the section below titled “Certain Non IFRS Measures”

Conference Call

Yatra will host a conference call to discuss the company’s unaudited results for the three months ended December 31, 2017 beginning at 8:30 AM Eastern Standard Time (or 7:00 PM India Standard Time) on January 30, 2018. To participate, please use US/International dial-in number: +1(719)325-2402. Thereafter, callers will be prompted to enter the Conference ID: 9717508 (Callers should dial in a few minutes before the start time and give the operator the conference ID number).

Certain Non-IFRS Measures

As certain parts of our revenue are recognized on a “net” basis and other parts of our revenue are recognized on a “gross” basis, we evaluate our financial performance based on Revenue Less Service Cost, which is a non-IFRS measure. We believe that Revenue Less Service Cost provides investors with useful supplemental information about the financial performance of our business and more accurately reflects the value addition of the travel services that we provide to our customers. The presentation of this non-IFRS information is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the International Accounting Standards Board (“IASB”). Our Revenue Less Service Cost may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

In addition to referring to Revenue Less Service Cost, we also refer to Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Profit/(loss) for the Period and Adjusted Basic and Diluted Earnings/(loss) Per Share which are also non-IFRS measures. We use financial statements that exclude employee share-based compensation cost, depreciation and amortization and change in fair value of warrants for our internal management reporting, budgeting and decision making purposes, including comparing our operating results to that of our competitors.

Our non-IFRS financial measures reflect adjustments based on the following:

•                  Employee share-based compensation cost - The compensation cost to be recorded is dependent on varying available valuation methodologies and subjective assumptions that companies can use while valuing these expenses especially when adopting IFRS 2 “Share-based Payment”. Thus, the management believes that providing non-IFRS financial measures that exclude such expenses allows investors to make additional comparisons between our operating results and those of other companies.

•      Exceptional items: Exceptional items reflect the listing expenses incurred, are non-recurring expenses incurred on consummation of business combination agreement

•                  Change in fair value of warrants — Consequent to consummation of the business combination with Terrapin 3 Acquisition Corp on December 16, 2016, the Company assumed the liability for 34.67 million warrants having right to subscribe for 17.33 million ordinary shares of Yatra Online, Inc and the warrants issued to the Silicon Valley Bank and Macquarie Corporate Holdings PTY Limited. The accounting guidance requires that we record any change in the fair value of these warrants in consolidated statement of profit or loss and other comprehensive loss. We have excluded the effect of the implied fair value changes in calculating our non-IFRS financial measures.

We evaluate the performance of our business after excluding the impact of above measures and believe it is useful to understand the effects of these items on our results from operations, loss for the period and basic and diluted loss per share. The presentation of these non-IFRS measures is not meant to be considered in isolation or as a substitute for our unaudited interim condensed consolidated financial results prepared in accordance with IFRS as issued by the IASB. These non-IFRS measures may not be comparable to similarly titled measures reported by other companies due to potential differences in the method of calculation.

A limitation of using Adjusted EBITDA (Loss), Adjusted Results from Operations, Adjusted Profit/(loss) for the Period and Adjusted Basic and Diluted Earnings/(loss) Per Share as against using the measures in accordance with IFRS as issued by the IASB are that these non-IFRS financial measures exclude share-based compensation cost, non-recurring exceptional items and change in fair value of warrants. Management compensates for this limitation by providing specific information on the IFRS amounts excluded from Adjusted Results from Operations, Profit/(loss) for the Period and Adjusted Basic and Diluted Earnings/(loss) Per Share.

The following table reconciles our Profit/(loss) for the period (an IFRS measure) to Adjusted EBITDA (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted EBITDA (Loss) (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2017	2016	2017	2016
Profit/(loss) for the period as per IFRS	232,311	(4,613,916)	(3,671,053)	(5,106,783)
Employee share-based compensation costs	132,367	29,750	587,688	36,050
Depreciation & Amortization of intangible assets	111,128	65,342	302,923	194,020
Share of loss of joint venture	3,918	2,801	7,043	6,842
Finance income	(17,405)	(22,964)	(73,838)	(74,133)
Finance costs	70,199	26,530	104,364	92,527
Change in fair value of warrants	(938,382)	64,995	1,417,672	61,012
Exceptional items	—	4,251,447	—	4,311,536
Income-Tax	17,609	8,876	38,125	36,670
Adjusted EBITDA (Loss)	(388,255)	(187,139)	(1,287,076)	(442,259)

The following table reconciles our results from operations (an IFRS measure) to Adjusted Results from Operations (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Results from Operations (unaudited)	Three months ended December 31,		Nine months ended December 31,
Amount in INR thousands	2017	2016	2017	2016
Results from operations (as per IFRS)	(631,750)	(282,231)	(2,177,687)	(672,329)
Employee share-based compensation costs	132,367	29,750	587,688	36,050
Adjusted Results from Operations	(499,383)	(252,481)	(1,589,999)	(636,279)

The following table reconciles Profit/(loss) for the periods (an IFRS measure) to Adjusted Profit/(loss) (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Profit/(loss)	Three months ended December 31,		Nine months ended December 31,
(unaudited)	2017	2016	2017	2016
Amount in INR thousands
Profit/(loss) for the period (as per IFRS)	232,311	(4,613,916)	(3,671,053)	(5,106,783)
Employee share-based compensation costs	132,367	29,750	587,688	36,050
Exceptional items	—	4,251,447	—	4,311,536
Net change in fair value of warrants	(938,382)	64,995	1,417,672	61,012
Adjusted Loss for the Period	(573,704)	(267,724)	(1,665,693)	(698,185)

The following tables reconciles Basic and Diluted Earnings/(loss) per share (an IFRS measure) to Adjusted Basic and Diluted loss per share (a non-IFRS measure) for the periods indicated:

Reconciliation of Adjusted Basic	Three months ended December 31,		Nine months ended December 31,
Earnings/(loss) (Per Share) (unaudited)	2017	2016	2017	2016
Basic Earnings/(loss) per share (as per IFRS)	7.09	(198.23)	(106.31)	(232.61)
Employee share-based compensation costs	3.77	1.26	16.90	1.62
Exceptional items	—	182.96	—	197.02
Net change in fair value of warrants	(27.23)	2.80	41.49	2.79
Adjusted Basic Loss Per Share	(16.37)	(11.21)	(47.92)	(31.18)

Reconciliation of Adjusted Diluted	Three months ended December 31,		Nine months ended December 31,
Earnings/(loss) (Per Share) (unaudited)	2017	2016	2017	2016
Diluted Earnings/(loss) per share (as per IFRS)	6.38	(198.23)	(106.31)	(232.61)
Employee share-based compensation costs	3.64	1.26	16.90	1.62
Exceptional items	—	182.96	—	197.02
Net change in fair value of warrants	(25.76)	2.80	41.49	2.79
Adjusted Diluted Loss Per Share	(15.74)	(11.21)	(47.92)	(31.18)

The following table reconciles our Revenue (an IFRS measure) to Revenue Less Service Cost (a non-IFRS measure):

	Air ticketing		Hotels and Packages		Others		Total
	Three months ended December 31,
Amount in INR thousands	2017	2016	2017	2016	2017	2016	2017	2016
	Unaudited
Revenue	1,370,397	938,719	1,840,025	1,340,338	150,021	108,169	3,360,443	2,387,226
Service cost	—	—	(1,402,685)	(1,042,504)	—	—	(1,402,685)	(1,042,504)
Revenue less service cost	1,370,397	938,719	437,340	297,834	150,021	108,169	1,957,758	1,344,722

	Air ticketing		Hotels and Packages		Others		Total
	Nine months ended December 31,
Amount in INR thousands	2017	2016	2017	2016	2017	2016	2017	2016
	Unaudited
Revenue	3,633,832	2,640,713	4,878,961	4,065,225	450,048	242,400	8,962,841	6,948,338
Service cost	—	—	(3,683,083)	(3,226,609)	—	—	(3,683,083)	(3,226,609)
Revenue less service cost	3,633,832	2,640,713	1,195,878	838,616	450,048	242,400	5,279,758	3,721,729

Safe Harbor Statement

This earnings release contains certain statements concerning the Company’s future growth prospects and forward-looking statements, as defined in the safe harbor provisions of the U.S. Private Securities Litigation Reform Act of 1995. These forward-looking statements are based on the Company’s current expectations, assumptions, estimates and projections about the Company and its industry. These forward-looking statements are subject to various risks and uncertainties. Generally, these forward-looking statements can be identified by the use of forward-looking terminology such as “anticipate,” “believe,” “estimate,” “expect,” “intend,” “will,” “project,” “seek,” “should” and similar expressions. Such statements include, among other things, management’s beliefs as well as our strategic and operational plans. Forward-looking statements involve inherent risks and uncertainties. A number of important factors could cause actual results to differ materially from those contained in any forward-looking statement. Potential risks and uncertainties include, but are not limited to, the slow-down of economic growth in India and the global economic downturn, general declines or disruptions in the travel industry, volatility in the trading price of our shares, our reliance on our relationships with travel suppliers and strategic alliances, failure to further increase our brand recognition to obtain new business partners and consumers, failure to compete against new and existing competitors, failure to successfully manage current growth and potential future growth, risks associated with any strategic investments or acquisitions, seasonality in the travel industry in India and overseas, failure to successfully develop our corporate travel business, damage to or failure of our infrastructure and technology, loss of services of our key executives, and inflation in India and in other countries. These and other factors are discussed in our reports filed with the U.S. Securities and Exchange Commission. All information provided in this earnings release is provided as of the date of issuance of this earnings release, and we do not undertake any obligation to update any forward-looking statement, except as required under applicable law.

About Yatra Online, Inc.

We are the second largest online travel agent company in India. Based in Gurugram, India, we are a one-stop-shop for all travel related services. A brand that believes in “Creating Happy Travelers,” we provide information, pricing, availability, and booking facility for domestic and international air travel, domestic and international hotel bookings, Packages, buses, trains, in city activities, inter-city and point-to-point cabs, homestays and cruises.  As a leading consolidator of accommodation options, we provide real-time bookings for more than 83,000 hotels and homestays in India and over 500,000+ hotels around the world. Through our website, www.yatra.com, our mobile application and our other associated platforms, leisure and business travelers can explore, research, compare prices and book a wide range of services catering to their travel needs.

For more information, please contact:

Manish Hemrajani

Yatra Online, Inc.

VP, Head of Investor Relations

+1-646-875-8380

manish.hemrajani@yatra.com

Yatra Online, Inc

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF PROFIT OR LOSS AND OTHER COMPREHENSIVE INCOME/(LOSS) FOR THREE MONTHS AND NINE MONTHS ENDED DECEMBER 31, 2017

(Amounts in thousands, except per share data and number of shares)

	Three months ended December 31,			Nine months ended December 31,
	2017		2016	2017		2016
	INR	USD	INR	INR	USD	INR
Revenue
Rendering of services	3,238,824	50,741	2,293,846	8,586,966	134,529	6,739,868
Other revenue	121,619	1,905	93,380	375,875	5,889	208,470
Total revenue	3,360,443	52,646	2,387,226	8,962,841	140,418	6,948,338

Other income	41,749	654	5,017	48,354	758	7,148

Service cost	1,402,685	21,975	1,042,504	3,683,083	57,701	3,226,609
Personnel expenses	720,381	11,286	423,387	2,159,992	33,840	1,177,780
Marketing and sales promotion expenses	1,029,934	16,136	620,681	3,010,680	47,167	1,494,627
Other operating expenses	769,814	12,060	522,560	2,032,204	31,838	1,534,779
Depreciation and amortization	111,128	1,741	65,342	302,923	4,746	194,020
Results from operations	(631,750)	(9,898)	(282,231)	(2,177,687)	(34,116)	(672,329)

Share of loss of joint venture	(3,918)	(61)	(2,801)	(7,043)	(110)	(6,842)
Finance income	17,405	273	22,964	73,838	1,157	74,133
Finance costs	(70,199)	(1,100)	(26,530)	(104,364)	(1,635)	(92,527)
Change in fair value of warrants- gain/(loss)	938,382	14,701	(64,995)	(1,417,672)	(22,210)	(61,012)
Profit / (loss) before exceptional items and income taxes	249,920	3,915	(353,593)	(3,632,928)	(56,914)	(758,577)
Exceptional items	—	—	(4,251,447)	—	—	(4,311,536)
Profit / (loss) before income taxes	249,920	3,915	(4,605,040)	(3,632,928)	(56,914)	(5,070,113)
Income tax expense	(17,609)	(276)	(8,876)	(38,125)	(597)	(36,670)
Profit / (loss) for the period	232,311	3,639	(4,613,916)	(3,671,053)	(57,511)	(5,106,783)

Other comprehensive income/ (loss)
Items not to be reclassified to profit or loss in subsequent periods(net of taxes)
Remeasurement gain / (loss) on defined benefit plan	3,748	59	(2,843)	(5,332)	(84)	(11,080)

Items that are or may be reclassified subsequently to profit or loss (net of taxes)
Foreign currency translation differences	71,846	1,126	20,466	32,225	505	6,230

Other comprehensive income / (loss) for the period, net of tax	75,594	1,185	17,623	26,893	421	(4,850)
Total comprehensive income / (loss) for the period, net of tax	307,905	4,824	(4,596,293)	(3,644,160)	(57,090)	(5,111,633)

Profit / (loss) attributable to :
Owners of the Parent Company	244,308	3,827	(4,606,342)	(3,632,019)	(56,901)	(5,090,307)
Non-Controlling interest	(11,997)	(188)	(7,574)	(39,034)	(610)	(16,476)
Profit / (loss) for the period	232,311	3,639	(4,613,916)	(3,671,053)	(57,511)	(5,106,783)

Total comprehensive income / (loss) attributable to :
Owners of the Parent Company	319,835	5,011	(4,588,663)	(3,605,029)	(56,479)	(5,094,921)
Non-Controlling interest	(11,930)	(187)	(7,630)	(39,131)	(611)	(16,712)
Total comprehensive income / (loss) for the period	307,905	4,824	(4,596,293)	(3,644,160)	(57,090)	(5,111,633)

Earnings / (loss) per share
Basic	7.09	0.11	(198.23)	(106.31)	(1.67)	(232.61)
Diluted	6.38	0.10	(198.23)	(106.31)	(1.67)	(232.61)

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF FINANCIAL POSITION

AS AT DECEMBER 31, 2017

(Amounts in thousands, except per share data and number of shares)

	December 31, 2017		March 31, 2017
	INR	USD	INR
Assets
Non-current assets
Property, plant and equipment	240,989	3,775	141,646
Intangible assets and goodwill	2,257,967	35,375	1,609,103
Prepayments and other assets	13,800	216	4,935
Other financial assets	75,327	1,180	53,860
Term deposits	27,625	433	28,317
Other non financial assets	103,805	1,626	82,404
Deferred tax asset	58,135	911	35,874
Total non current assets	2,777,648	43,516	1,956,139

Current assets
Inventories	8,368	130	14,222
Trade and other receivables	3,802,400	59,571	1,970,375
Prepayments and other assets	929,241	14,558	744,490
Income tax recoverable	328,480	5,146	292,763
Other current financial assets	26,913	422	63,640
Other non financial assets	18,192	285	—
Term deposits	228,412	3,578	3,000,175
Cash and cash equivalents	3,599,203	56,387	1,532,629
Total current assets	8,941,209	140,077	7,618,294
Total assets	11,718,857	183,593	9,574,433

Equity and liabilities
Equity
Share capital	657	10	633
Share premium	14,899,229	233,420	14,438,936
Treasury Shares	(36,156)	(566)	(54,371)
Other capital reserve	760,687	11,917	733,448
Accumulated deficit	(15,642,248)	(245,061)	(12,003,430)
Foreign currency translation reserve	53,614	840	22,271
Total equity attributable to equity holders of the company	35,783	560	3,137,487
Total non controlling Interest	19,438	305	52,082
Total Equity	55,221	865	3,189,569

Non current liabilities
Borrowings	551,049	8,633	30,902
Employee benefits	66,170	1,037	55,207
Deferred revenue	800,868	12,547	458,703
Other financial liabilities	218	3	4,979
Other non financial liability	5,447	85	3,598
Total Non current liabilities	1,423,752	22,305	553,389

Current liabilities
Borrowings	737,958	11,561	13,974
Trade and other payables	3,825,868	59,938	3,148,544
Employee benefits	86,269	1,352	49,147
Deferred revenue	909,359	14,247	539,562
Other taxes payable	2,386	37	14,563
Income taxes payable	5,644	88	—
Other financial liabilities	3,537,176	55,415	1,450,623
Other current liabilities	1,135,224	17,785	615,062
Total current liabilities	10,239,884	160,423	5,831,475
Total liabilities	11,663,636	182,728	6,384,864
Total equity and liabilities	11,718,857	183,593	9,574,433

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF CHANGES IN EQUITY FOR NINE MONTHS ENDED DECEMBER 31, 2017

(Amounts in INR thousands, except per share data and number of shares)

	Attributable to shareholders of the Parent Company
	Equity share capital	Equity share premium	Treasury shares	Accumulated deficit	Other capital reserve	Foreign currency translation reserve	Total	Non Controlling Interest	Total Equity
Balance as at April 1, 2017	633	14,438,936	(54,371)	(12,003,430)	733,448	22,271	3,137,487	52,082	3,189,569

Loss for the period	—	—	—	(3,632,019)	—	—	(3,632,019)	(39,034)	(3,671,053)

Other comprehensive loss
Foreign currency translation differences	—	—	—	—	—	32,225	32,225	—	32,225
Remeasurement loss on defined benefit plan	—	—	—	(5,235)	—	—	(5,235)	(97)	(5,332)
Total other comprehensive loss	—	—	—	(5,235)	—	32,225	26,990	(97)	26,893

Total comprehensive loss	—	—	—	(3,637,254)	—	32,225	(3,605,029)	(39,131)	(3,644,160)

Transactions with owners, recorded directly in equity contributions by owners
Share based payments	—	—	—	2,169	585,697	—	587,866	—	587,866
Transaction with equity shareholders*	—	(112,406)			—		(112,406)		(112,406)
Exercise of options	24	572,699	18,215	—	(581,716)	(882)	8,340	—	8,340
Warrants	—	—	—	—	23,258	—	23,258	—	23,258
Contingent Dividend				2,754			2,754	—	2,754
Transaction with non controlling interest**	—	—	—	(6,487)	—	—	(6,487)	6,487	—
Total contribution by owners	24	460,293	18,215	(1,564)	27,239	(882)	503,325	6,487	509,812

Balance as at December 31, 2017	657	14,899,229	(36,156)	(15,642,248)	760,687	53,614	35,783	19,438	55,221

*Transaction with equity shareholders represent tax deposited on behalf of restricted stock holders.

**Transaction with non controlling interest represents shares of a subsidiary issued to stakeholders outside the Group. The percentage holding of the parent is 98.22% as of December 31, 2017 (98.20% as of March 31, 2017)

Yatra Online, Inc.

UNAUDITED INTERIM CONDENSED CONSOLIDATED STATEMENT OF

CASH FLOWS FOR NINE MONTHS ENDED DECEMBER 31, 2017

(Amounts in thousands, except per share data and number of shares)

	Nine months ended December 31,
	2017		2016
	INR	USD	INR
Cash flows from operating activities:
Loss before tax	(3,632,928)	(56,914)	(5,070,113)
Adjustments to reconcile loss before tax to net cash flows:
Depreciation and amortization	302,923	4,746	194,020
Exceptional items	—	—	4,069,760
Finance income	(70,289)	(1,101)	(67,987)
Finance costs	96,474	1,511	68,435
Unrealized foreign exchange gain	(2,622)	(41)	(4,531)
Profit on disposal of property, plant and equipment	(417)	(7)	(51)
Change in fair value of warrants	1,417,672	22,210	61,012
Excess provision written back	(21,149)	(331)	(5,564)
Advances written back	(107)	(2)	—
Trade and other receivables provision / written-off	76,315	1,196	45,758
Share of loss of a joint venture	7,043	110	6,842
Share-based payment expense	587,688	9,207	36,050
Working capital changes:
Increase in trade and other receivables	(586,291)	(9,185)	(613,477)
Decrease in inventories	9,808	152	5,963
Increase in trade and other payables	699,905	10,965	756,775
Direct taxes paid (net of refunds)	(71,760)	(1,124)	(23,638)
Net cash used in operating activities	(1,187,735)	(18,608)	(540,746)

Cash flows from investing activities:
Acquisition of business (net of cash acquired)	(353,457)	(5,537)	—
Investment in joint venture	—	—	(3,000)
Purchase of property, plant and equipment	(163,256)	(2,558)	(42,915)
Proceeds from sale of property, plant and equipment	495	8	50
Purchase/development of intangible assets	(291,396)	(4,565)	(293,282)
Proceeds from sale of intangible assets	—	—	1
Investment in term deposits	(2,807,714)	(43,987)	(2,071,331)
Proceeds from term deposits	5,696,492	89,245	110,195
Interest received	7,515	118	62,379
Net cash from/(used in) investing activities	2,088,679	32,724	(2,237,903)

Cash flows from financing activities:
Capital transaction involving the issuance of shares pursuant to Business Combination	—	—	4,051,557
Proceeds from issue of equity shares	5,801	91	1,674,259
Transaction with equity shareholders	(112)	(2)	—
Proceeds of borrowings	997,913	15,634	—
Repayment of borrowings	(73,600)	(1,153)	(416,643)
Repayment of vehicle loan	(11,993)	(188)	(10,497)
Interest paid on term loan	(49,793)	(780)	(27,813)
Interest paid on vehicle loan	(3,063)	(48)	(2,510)
Interest paid on bank overdraft	(28,068)	(440)	(12,438)
Net cash from financing activities	837,085	13,114	5,255,915

Net Increase in cash and cash equivalents	1,738,029	27,230	2,477,266

Effect of exchange differences on cash and cash equivalents	(8,930)	(141)	12,050
Cash and cash equivalents at the beginning of the year	1,532,629	24,011	389,664
Closing cash and cash equivalents at the end of the year	3,261,728	51,100	2,878,980

Components of cash and cash equivalents:
Cash on hand	5,981	93	2,269
Balances with banks
On current account	2,797,853	43,833	1,364,239
On deposit accounts	563,494	8,828	1,405,500
Credit card collection in hand	231,875	3,633	106,972
Total cash and cash equivalents	3,599,203	56,387	2,878,980
Less: Bank overdrafts	(337,475)	(5,287)	—
Total cash and cash equivalents	3,261,728	51,100	2,878,980

Yatra Online, Inc.

OPERATING DATA

The following table sets forth certain selected unaudited interim condensed consolidated financial and other data for the periods indicated:

	Three months Ended December 31,		Nine months Ended December 31,
	2017	2016	2017	2016
(in thousands except %)
Quantitative details *
Air Passengers Booked	2,308	1,761	6,367	5,055
Stand-alone Hotel Room Nights Booked	504	365	1,415	941
Packages Passengers Travelled	46	36	131	110
Amount in INR thousands except %
Gross Bookings
Air Ticketing	20,448,781	13,837,882	56,953,974	41,063,062
Hotels and Packages	3,487,950	2,694,548	9,614,990	7,786,759
Total	23,936,731	16,532,430	66,568,964	48,849,821
Revenue Less Service Cost
Air Ticketing	1,370,397	938,719	3,633,832	2,640,713
Hotels and Packages	437,340	297,834	1,195,878	838,616
Others	150,021	108,169	450,048	242,400
Total	1,957,758	1,344,722	5,279,758	3,721,729
Net Revenue Margin %**
Air Ticketing	6.7%	6.8%	6.4%	6.4%
Hotels and Packages	12.5%	11.1%	12.4%	10.8%

* Quantitative details are considered on Gross basis

**Net Revenue Margin is defined as Revenue Less Service Cost as a percentage of Gross Bookings.